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                           January 24, 2024

       John Beaver
       President and Chief Executive Officer
       BIOLASE, INC
       27042 Towne Centre Drive, Suite 270
       Lake Forest, California 92610

                                                        Re: BIOLASE, INC
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-276596

       Dear John Beaver:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Leslie Marlow